The Functional Chocolate Company LLC

(a Colorado Limited Liability Company)

Unaudited Financial Statements
Period of January 1, 2021 through December 31, 2022

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

The Functional Chocolate Company LLC

Table of Contents



Independent Accountant's Review Report

March 22, 2023
To: Management of The Functional Chocolate Company LLC
Attn: Nicole Smith, CEO
Re: 2022-2021 Financial Statement Review – The Functional Chocolate Company LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of The Functional Chocolate Company LLC (the "Company"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of The Functional Chocolate Company LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 22, 2023

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	37,706	$	41,539
Accounts receivable, net		24,258		17,738
Inventory		91,954		43,498
Prepaid expenses		5,994		3,573
Total Current Assets		**159,913**		**106,348**
Property and Equipment				
Computers and equipment		5,065		5,065
Software		45,917		45,917
Accumulated depreciation		(33,852)		(16,560)
Net Property and Equipment		**17,130**		**34,422**
Other Assets				
Deposits		2,700		-
Right of Use Asset		48,401		-
Total Other Assets		**51,101**		**0**
Total Assets	$	**228,145**	$	**140,770**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	404	$	3,307
Accrued expenses		44,581		65,548
Deferred revenue		3,164		2,847
Accrued interest		22,110		20,452
Current portion of lease liability		34,912		-
Total Current Liabilities		**105,171**		**92,154**
Long-Term Liabilities				
Lease liability, net of current portion		17,946		-
Convertible notes payable, net of current portion		100,000		200,000
Total Long-Term Liabilities		**117,946**		**200,000**
Total Liabilities		**223,117**		**292,154**
Members' Equity		**5,028**		**(151,384)**
Total Liabilities and Members' Equity	$	**228,145**	$	**140,770**

The accompanying footnotes are an integral part of these financial statements.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

		2022		2021
Revenues	$	**309,033**	$	**201,664**
Cost of Goods Sold		115,350		65,093
Gross Profit		**193,683**		**136,571**
Operating Expenses				
Advertising and marketing		178,028		291,279
General and administrative		72,312		34,936
Salaries and wages		380,315		411,556
Selling expenses		66,558		68,118
Fulfillment expenses		60,068		61,570
Rent		22,517		-
Professional fees		38,694		19,080
Depreciation and amortization		17,292		15,459
Total Operating Expenses		**835,785**		**901,999**
Other Income (expense)				
Bad debt expense		(216)		-
Interest expense		(62,290)		(18,972)
Total Other income (expense)		**(62,505)**		**(18,972)**
Net Income (Loss)	$	**(704,607)**	$	**(784,400)**

The accompanying footnotes are an integral part of these financial statements.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Member Units	Total Members' Equity (Deficit)
Balance as of December 31, 2020	**1,251**	**$ (10,983)**
Member Contributions	-	**700,000**
Member Distributions	-	**(56,000)**
Net loss	-	**(784,400)**
Balance as of December 31, 2021	**1,251**	**(151,384)**
Member Contributions	-	**125,000**
Member Distributions	-	**(20,000)**
Conversion of notes payable to member units	-	**756,019**
Net loss	-	**(704,607)**
Balance as of December 31, 2022	**1,251**	**$ 5,028**

The accompanying footnotes are an integral part of these financial statements.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	$ (704,607)	$ (784,400)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	17,292	15,459
Accrued interest	1,658	16,753
Right of use assets and lease liabilities	4,456	-
Changes in operating assets and liabilities:		
Accounts receivable	(6,520)	(17,738)
Prepaids	(48,457)	(16,254)
Inventory	(2,421)	(3,573)
Deposits	(2,700)	-
Accounts payable	(2,902)	3,307
Accrued expenses	(20,967)	65,548
Deferred revenue	317	2,847
Net cash provided by (used in) operating activities	**(764,852)**	**(718,051)**
Cash Flows from Investing Activities		
Purchase of Computers and Equipment	-	(3,475)
Purchase of Software	-	(34,273)
Net cash used in investing activities	**-**	**(37,748)**
Cash Flows from Financing Activities		
Issuance of Convertible Notes payable	656,019	50,000
Member contributions	125,000	700,000
Member distributions	(20,000)	(56,000)
Net cash used in financing activities	**761,019**	**694,000**
Net change in cash and cash equivalents	**(3,833)**	**(61,799)**
Cash and cash equivalents at beginning of period	41,539	103,338
Cash and cash equivalents at end of period	**$ 37,706**	**$ 41,539**
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

Noncash transactions
During 2022 the Company converted notes payable and accrued interest totaling $656,019 to member units. The member units were allocated from prior members resulting in no new units issued.

The accompanying footnotes are an integral part of these financial statements.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

The Functional Chocolate Company, LLC (which may be referred to as the "Company", "we," "us," or "our") formed on March 3, 2020, as a Colorado LLC. The Company sells functional chocolate bars. Each chocolate bar is formulated to aid in everyday health issues. The Company's headquarters are in Denver, CO. The Company began operations in 2020.

Since inception, the Company has relied on the issuance of convertible notes (see Note 4), and contributions from members (see Note 5). As of December 31, 2022, the Company had a loss from operations and will likely incur additional losses prior to generating and maintaining positive income from operations and retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from convertible notes (see Note 8) and funds from revenue producing activities.

Management believes future capital raises will alleviate the substantial concern about its ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

Accounts Receivable and Allowance for Doubtful Accounts

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 60 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2022 and 2021 the allowance for doubtful accounts was $500 and $0, respectively.

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first in, first-out method for finished goods and raw materials.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation will be provided using the straight-line and double declining balance methods, based on useful lives of the assets between 3 and 5 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2022 and 2021.

Leases

The Company determines if a contract is classified a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk-free rate of the lease term length at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of office space.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Revenue Recognition

The Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company's contracts consist of customer orders through its ecommerce platform. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Performance obligations typically consist of the shipment of functional chocolate bars to customers and are considered a single point in time transaction. The Company's payments are generally collected upfront. Consideration received prior to the completion of the performance obligation is recorded as deferred revenue. Deferred revenues are expected to be recognized within the subsequent twelve months and thus are recorded as a current liability on the balance sheets.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company has elected to be taxed as a partnership under federal income tax regulations, whereby no income taxes are levied on the Company, rather such taxes are levied on the individual members. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Recent Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted no adjustments as the Company had no lease at the time.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 6 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31, 2022 and 2021:

	2022	**2021**
Finished Goods	$ 45,298	$ 24,250
Raw Materials and Purchase Order Deposits	46,656	19,248
Total Inventory	$ 96,094	$ 43,498

NOTE 4 – CONVERTIBLE NOTES

2020 Notes

In September 2020 the Company issued $150,000 of 10% unsecured convertible notes (the "2020 Notes") that mature during September 2022. The 2020 Notes are due with accrued interest if the notes do not convert prior to or at the maturity date.

In January 2022 one note for $50,000 was refinanced see 2022 Note below for additional information. In September 2022 the remaining $100,000 note was extended to be due on demand with continued interest accrual at 10%

The entire unpaid principal amount of the 2020 Notes and all accrued and unpaid interest thereon shall automatically convert on a dollar-for-dollar basis into the equity securities sold by Borrower in a Qualified Financing at a conversion price equal to the lesser of (x) 80% of the purchase price paid for such securities in such Qualified Financing or (y) a conversion price reflecting a "pre-money" equity value for Borrower of $5.0 million on a fully-diluted basis after giving effect to the exercise of outstanding options or warrants and the conversion of outstanding convertible securities (other than the Notes). A "Qualified Financing" is defined as any equity financing closed on or prior to the Maturity Date in which Borrower receives not less than $1.0 million of proceeds (exclusive of any conversions of Notes). Upon any such conversion, Creditor shall be entitled to the same investor protections as the other investors in the Qualified Financing including, if applicable and without limitation, anti-dilution protection, co-sale rights, registration rights and pre-emptive rights.

2021 Note

In August 2021 the Company issued a $50,000 unsecured convertible note with an interest rate of 10% (the "2021 Note") that mature August 25, 2023. The 2021 Note has the same conversion terms as the 2020 Notes previously mentioned.

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

In December 2022 the 2021 Note and $6,754 of accrued interest was converted into member interest units.

2022 Note

In January 2022 the Company issued a $556,671 unsecured convertible note with an interest rate of 10% (the "2022 Note") that matures January 9, 2024. The 2022 Note includes and supersedes in its entirety $50,000 of principal and $6,671 in accrued interest for one of the 2020 Notes. In December 2022 the 2022 Note and $42,594 of accrued interest was converted into member interest units.

Accrued interest for all notes totaled $22,110 and $20,452 as of December 31, 2022 and 2021, respectively.

Future maturities of the convertible notes are as follows:

Years Ending December 31,	Amount
2023	$ 100,000
2024	0
Total	$ 100,000

NOTE 5 – EQUITY

As of December 31, 2022 and 2021 the Company has issued 1,251 member units with equal rights and preferences.

Members may contribute capital or receive distributions from the Company based on operational needs or returns. During 2022 and 2021, Members made contributions totaling $125,000 and $700,000, respectively. During 2022 and 2021, Members received distributions of $20,000 and $56,000, respectively.

NOTE 6 – LEASES

In July 2022 the Company entered into an operating lease for office space. The lease has a term of 26 months. The Company has operating lease costs of $22,517 year ended December 31, 2022. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 36,296
2024	18,416
2025	-
Total Future payments	$ 54,712
Less interest	(1,854)
Present value of lease liabilities	$ 52,898
Months remaining as of December 31 2022:	18
Interest rate	2.62%

THE FUNCTIONAL CHOCOLATE COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – SUBSEQUENT EVENTS

Convertible Notes

In February 2023 the Company issued $250,000 of 10% unsecured convertible note that matures February 21, 2025. The notes are due with accrued interest if the notes do not convert prior to or at the maturity date. As of the date of Management's Evaluation, the Company has received $50,000. The remaining $200,000 will be available to the Company as needed.

Management's Evaluation

Management has evaluated subsequent events through March 22, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.